June 10, 2008

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Wray and David Orlic

Re:	MONOTYPE IMAGING HOLDINGS INC.
Registration Statement on Form S-1 (SEC File No. 333-150034)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Monotype Imaging Holdings Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on June 12, 2008 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between June 4, 2008 and June 10, 2008, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated June 4, 2008 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	6,795
Dealers	913
Institutions	3,207
Others	275
Total	11,190

Very truly yours,

BANC OF AMERICA SECURITIES LLC J.P. MORGAN SECURITIES INC. As Representatives

By:	Banc of America Securities LLC

By:	/s/ Thomas M. Morrison
Name:	Thomas M. Morrison
Title:	Managing Director, Equity Capital Markets

By:	J.P. Morgan Securities Inc.

By:	/s/ Thomas V. Rueger, Jr.
Name:	Thomas V. Rueger, Jr.
Title:	Executive Director